The Real Brokerage Announces
Closing of US $20 Million
Strategic Investment by Insight
Partners

NEWS PROVIDED BY

The Real Brokerage Inc. →

Dec 03, 2020, 07:30 ET

TORONTO and NEW YORK, Dec. 3, 2020 /PRNewswire/ -- The Real Brokerage Inc. (TSXV: REAX)

(OTCQX: REAXF) ("Real") is pleased to announce today the closing of a US $20 million (approximately CDN $26.28 million) equity investment (the "Insight Investment") by Insight Partners ("Insight Funds" or the "Investors") through the purchase of preferred equity units (the "Preferred Units") issued by a newly-formed U.S. subsidiary of Real, REAL PIPE LLC ("REAL PIPE"), which Preferred Units may be exchanged for common shares of the Company (the " Common Shares").

Tamir Poleg, co-founder and CEO of Real

On closing, REAL PIPE issued to the Investors a total of 17,286,842 of the Preferred Units at a price of CDN $1.52 per Preferred Unit (along with the Warrants issued by Real described below) for aggregate gross proceeds of US $20 million. The Preferred Units may be exchanged, at any time at the Investors' option, and at the option of Real on the earlier of: (i) the listing the Common Shares on a nationally recognized stock exchange in the United States (e.g. NASDAQ or NYSE); (ii) Real' s market capitalization equaling or exceeding US $500 million for a 30-consecutive trading day period; or (iii) immediately prior to a transaction which Real is acquired by a third party on an arms' length basis (each, a "Forced Exchange Event"), into common shares of Real ("Exchange Shares") on a one-for-one basis (as may be adjusted from time to time in accordance with the terms of the limited liability company agreement of REAL PIPE). On an as-exchanged basis, the Insight Funds' holdings of Exchange Shares and Warrant Shares (as defined below) will represent approximately 19.39% of the outstanding Common Shares on a non-diluted basis and 17.94% of the outstanding Common Shares on a fully diluted basis (including in the denominator Common Shares issuable on the exercise of Real stock options and restricted share units currently issued under Real's stock option plan and restricted share unit plans (respectively), the Warrant Shares and the Exchange Shares). The exchange price of the Preferred Units will be subject to adjustment from time to time in accordance with the terms of the limited liability company agreement of REAL PIPE. The Exchange Shares are free of resale restrictions in Canada but are subject to a four-month hold period imposed by the TSX Venture Exchange (TSXV) in accordance with the policies of the TSXV (the "Exchange Hold Period").

On closing, in addition to the Preferred Units, Real issued to the Investors a total of 17,286,842 Common Share purchase warrants (each a "Warrant"). Each Warrant will be exercisable by the Investors into one Common Share (each a "Warrant Share") at a price of CDN $1.90. The Warrants will expire on the date that is five (5) years from the closing, subject to acceleration of the expiry date to the date of a Forced Exchange Event. The Warrants and the Warrant Shares are free of resale restrictions in Canada and are not subject to an Exchange Hold Period.

In connection with the closing of the transaction, Real has increased the size of its board of directors from four (4) directors to five (5) directors and appointed AJ Malhotra, a Vice President of Insight Partners, to the board of directors of Real.

Real and REAL PIPE have also entered into an investor rights agreement with the Investors providing for, among other things, participation rights, certain standstill and transfer restrictions and certain director nomination rights. Real has entered into a registration rights agreement with the Investors providing for, among other things, customary registration rights. Real guaranteed, absolutely and unconditionally, REAL PIPE's obligations with respect to the Preferred Units (but postponed and subordinated in right of payment to the prior payment of senior indebtedness) pursuant to the terms of a subordinated guarantee agreement entered into with the Investors on closing.

Additional information regarding the Insight Investment and the terms of the Preferred Units and Insight Investment will be included in a material change report to be filed by Real on www.sedar.com, which you are encouraged to read in its entirety. This press release is only a summary of certain principal terms of the Insight Investment and is qualified in its entirety by reference to the more detailed information contained in the material change report.

With the additional funding, Real plans to accelerate development of its tech-powered brokerage services for real estate agents and their clients, including building additional services into its turnkey mobile app and opening more geographies.

"We are proud and excited to welcome Insight Partners to Real. Insight has an excellent track record of identifying future market leaders and helping some of the world's greatest tech companies in their journeys of transforming industries," said Tamir Poleg, co-founder and CEO of Real. "Insight's Onsite ScaleUp engine will help us provide unparalleled experience to real estate agents and their clients and expand into new markets. Today is an important milestone for the future of real estate agents across the country."

"Real leverages best-in-class technology to help real estate agents earn more and build financial security," said AJ Malhotra, Vice President at Insight Partners. "Our experience and track record in scaling software companies combined with the Real's tech-driven platform will form a valuable partnership in helping the company continue to expand its agent network, grow its geographic footprint in the U.S., and add additional services to its offering."

Transaction Advisors

Gowling WLG (Canada) LLP acted as Real's legal advisor, with U.S. legal support provided by DLA Piper LLP (US). Willkie Farr & Gallagher LLP and Stikeman Elliott LLP acted as legal advisors to Insight Partners.

Early Warning Disclosure

Real's head office is located at 133 Richmond Street West, Suite 302, Toronto, Ontario, M5H 2L3.

The following private equity fund affiliates of Insight Venture Management, LLC acquired the Preferred Units and the Warrants (and reference to Insight Funds in this section "Early Warning Disclosure" means the following funds): Insight Partners XI, L.P.; Insight Partners (Cayman) XI, L.P.; Insight Partners XI (Co-Investors), L.P.; Insight Partners XI (Co-Investors) (B), L.P.; Insight Partners (Delaware) XI, L.P.; and Insight Partners (EU) XI, S.C.Sp. The address of Insight Funds is c/o Insight Partners, 1114 Avenue of the Americas, Floor 36, New York, NY, 10036.

Insight Funds acquired the Preferred Units and the Warrants for the consideration described in this press release pursuant to a securities subscription agreement entered into on December 2, 2020 among the Insight Funds, Real and REAL PIPE. Immediately prior to the Insight Investment, the Insight Funds and their affiliates had no ownership or control over securities in the capital of Real. Insight Funds will hold the Preferred Shares, the Warrants, and any Common Shares issuable upon the exchange or the exercise of the Preferred Shares or the Warrants, respectively, for investment purposes.

This press release is issued under the early warning provisions of the Canadian securities legislation. An early warning report with additional information in respect of the foregoing matters will be filed and made available www.sedar.com under Real's profile. To obtain copies of the early warning report, please contact Insight Partners at the details below.

Contact:

Andrew Prodromos, Insight Partners, (212)-931-5239

About Insight

Insight Partners is a leading global venture capital and private equity firm investing in high-growth technology and software ScaleUp companies that are driving transformative change in their industries. Founded in 1995, Insight Partners has invested in more than 400 companies worldwide and has raised through a series of funds more than $30 billion in capital commitments. Insight's mission is to find, fund, and work successfully with visionary executives, providing them with practical, hands-on software expertise to foster long-term success. Across its people and its portfolio, Insight encourages a culture around a belief that ScaleUp companies and growth create opportunity for all. For more information on Insight and all its investments, visit insightpartners.com or follow Insight on Twitter @insightpartners.

About Real

Real (www.joinreal.com) is a technology-powered real estate brokerage in 21 U.S. states and the District of Columbia. Real is on a mission to make agents' lives better, creating financial opportunities for agents through higher commission splits, best-in-class technology, revenue sharing and equity incentives.

Contact Information:

For more details, please contact:
The Real Brokerage Inc.

Lynda Radosevich
lynda@joinreal.com
917-922-7020

No Offer or Solicitation

The offer and sale of the securities described herein was made in a transaction not involving a public offering and has not been registered under the U.S. Securities Act of 1933, as amended, any state securities laws or the securities laws of any other jurisdiction. Accordingly, the securities may not be reoffered or resold in the United States absent registration with the U.S. Securities and Exchange Commission or an applicable exemption from such registration requirements.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Forward-looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as " seek", " anticipate", " believe", " plan", " estimate", " expect", " likely" and " intend" and statements that an event or result " may", " will", " should", " could" or " might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward- looking information in this press release includes, without limiting the foregoing, information relating to a potential Forced Exchange Event.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release, and the OTCQX has neither approved nor disapproved the contents of this press release.

SOURCE The Real Brokerage Inc.

Related Links

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